UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-KSB     ☐ Form 20-F    ☐ Form 10-QSB     ☐ Form N-SAR
For Period Ended: December 31, 2004

☐	Transition report on Form 10-K
☐	Transition report on Form 20-F
☐	Transition report on Form 11-K
☐	Transition report on Form 10-Q
☐	Transition report on Form N-SAR
For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________________________________________

PART 1 -- REGISTRANT INFORMATION

Trinity3 Corporation
Full Name of Registrant

Former name if Applicable

1920 Main Street, Suite 980
Address of Principal Executive Office (Street and Number)

Irvine, CA 92614
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Data and other information regarding certain material operations of the Company as well as its financial statements required for the filing are not currently available and could not be made available without unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Steven D. Hargreaves	(949)	910-2383
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes   ☒   No     The Company’s Amended Form 8-K/A enclosing the financial statements of Skyline Orthopedics, Inc. has not been filed as a result of the lack of certain information due to be supplied by Skyline’s prior management.

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒Yes  ☐  No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, reflected only minimal operations. As a result of the acquisition of Skyline Orthopedics, Inc. on February 11, 2004, the Company’s business operations have changed materially during the fiscal year ended December 31, 2004, due to the corresponding increase in sales. Because the acquisition occurred during this fiscal year, and as of December 31, 2004 the Company has only operated Skyline for less than one year, extra time is required for preparation of this Form 10-KSB.

Trinity3 Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2005	By:	/s/ Steven D. Hargreaves

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)